Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors.  Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls.  Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management.  The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process.  The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer

September 9, 2011

Independent Auditor’s Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2011 and June 30,2010 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  We were not engaged to perform an audit of the company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30,2011 and June 30, 2010 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
September 9, 2011
Toronto, Ontario

2

Consolidated Financial Statements

Transition Therapeutics Inc.
For the years ended June 30, 2011 and 2010

3

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)
	June 30,	June 30,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents [note 5]	17,422,364	16,570,033
Short term investments [note 5]	5,038,356	10,507,822
Due from Eli Lilly and Company	-	52,815
GST and other receivables	155,477	72,686
Investment tax credits receivable	368,624	206,313
Prepaid expenses and deposits	751,000	549,218
Total current assets	23,735,821	27,958,887
Property and equipment, net [note 6]	400,581	605,637
Intangible assets [note 7]	19,043,086	21,095,002
Total assets	43,179,488	49,659,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	945,360	1,236,470
Due to Elan Pharma International Limited [note 3]	-	853,933
Total current liabilities	945,360	2,090,403
Deferred revenue [note 3]	-	20,719,750
Leasehold inducement	45,727	57,160
Total liabilities	991,087	22,867,313

Contingencies and commitments [note 13]

Shareholders' equity
Common shares	160,498,537	160,498,537
Contributed surplus	11,840,574	4,800,368
Stock options	2,790,478	7,337,480
Deficit	(132,941,188)	(145,844,172)
Total shareholders' equity	42,188,401	26,792,213
	43,179,488	49,659,526

See accompanying notes

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the years ended June 30, 2011 and 2010
(in Canadian dollars)

	2011	2010
	$	$
REVENUES
Licensing fees [notes 3 and 4]	29,671,150	4,503,892
	29,671,150	4,503,892
EXPENSES
Research and development	7,972,204	13,131,473
General and administrative	6,425,194	6,084,420
Amortization	2,106,878	2,736,031
Impairment of intangible assets [note 7]	-	1,124,945
Foreign exchange loss	348,133	938,873
Loss (gain) on disposal of property and equipment	116,312	(5,361)
	16,968,721	24,010,381
Income (loss) before the following:	12,702,429	(19,506,489)
Interest income, net	200,555	197,579
Net income (loss) and comprehensive income (loss) for the year	12,902,984	(19,308,910)

Basic and diluted net income (loss) per common share [note 8[b]]	0.56	(0.83)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2011 and 2010
(in Canadian dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders'
	Common Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643
Stock options exercised, expired or cancelled	2,439	27,439	160,205	(171,619)	-	16,025
Stock-based compensation expense [note 8[c]]	-	-	-	2,183,455	-	2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	-	-	-	-	(19,308,910)	(19,308,910)
Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213
Stock options expired or cancelled [note 8[c]]	-	-	5,649,689	(5,649,689)	-	-
Stock-based compensation expense [note 8[c]]	-	-	1,390,517	1,102,687	-	2,493,204
Net income and comprehensive income for the year ended June 30, 2011	-	-	-	-	12,902,984	12,902,984
Balance, June 30, 2011	23,217,599	160,498,537	11,840,574	2,790,478	(132,941,188)	42,188,401

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2011 and 2010
(in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	12,902,984	(19,308,910)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	66,395	172,945
intangible assets	2,051,916	2,574,518
leasehold inducement	(11,433)	(11,432)
Impairment of intangible assets [note 7]	-	1,124,945
Stock-based compensation expense [note 8[c]]	2,493,204	2,183,455
Loss (gain) on disposal of property and equipment	116,312	(5,361)
Unrealized foreign exchange (gain)	(21,599)	(63,199)
Accrued interest on short term investments	(38,356)	(8,502)
Deferred revenue recognized	(20,719,750)	(4,503,892)
Provision for lease termination	-	(109,825)
Net change in operating assets and liabilities [note 12]	(1,539,112)	352,906
Cash used in operating activities	(4,699,439)	(17,602,352)
INVESTING ACTIVITIES
Maturity of short-term investments	66,997,842	93,110,790
Purchase of short-term investments	(61,210,347)	(72,111,213)
Purchase of property and equipment	(19,636)	(17,348)
Purchase of intangible assets [note 4]	-	(1,055,900)
Proceeds on disposal of property and equipment	41,985	24,673
Cash provided by investing activities	5,809,844	19,951,002
FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	-	16,025
Cash provided by financing activities	-	16,025

Impact of foreign exchange on cash and cash equivalents	(258,074)	(274,629)

Net increase in cash and cash equivalents during the year	852,331	2,090,046
Cash and cash equivalents, beginning of year	16,570,033	14,479,987
Cash and cash equivalents, end of year [note 5]	17,422,364	16,570,033

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

1.           NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. and its subsidiaries [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario).  The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets.  The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 18.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation of intangible assets, future income tax assets, stock compensation and impairment assessments of property and equipment and intangible assets.  Actual results could differ from the estimates used.

Cash and cash equivalents and short term investments

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.  The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months.  Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Investment tax credits

Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  ITCs are accounted for using the cost reduction method, whereby they are netted against the research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value.  Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale.  The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Property and equipment

Property and equipment, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents, compounds and licenses.  Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 15 to 20 years.

Impairment of long-lived assets

The Company assesses its property and equipment and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition.  When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables.  Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaboration”).

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product.  The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature.  In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits.  For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method.  Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement.  Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model.  Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known.  In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future.  In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above or the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory.  Research costs are expensed as incurred.  Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized.  To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 9.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date.  The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders’ equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model.  This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control.  Changes in these assumptions could significantly impact stock-based compensation.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised.  If the stock options are exercised, cancelled or forfeited, the amount initially recorded for the options in stock options is credited to common shares or contributed surplus, along with the proceeds received on the exercise.  If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net income (loss) per common share

Basic net income (loss) per common share is determined by dividing the net income (loss) by the weighted average number of common shares outstanding during the year.  Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding.  Diluted net income (loss) per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred.  Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates.  Exchange gains and losses are included in net income.

3.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).  Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

4.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)
On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized.  If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)
On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223.  Under the terms of the agreement, during the fourth quarter of fiscal 2008, Transition received a US$7 million up-front payment, which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated.  During fiscal 2010, the Company recognized the remaining $4,503,892 of the deferred revenue as revenue.  Costs incurred in respect of this agreement during fiscal 2010 were $1,706,706 which was recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints.  Given these findings, there will be no further development of TT-223.

5.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.  The weighted average rate of return on these funds at June 30, 2011 was 0.7% [June 30, 2010 – 0.4%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $5,038,356 at June 30, 2011,  [June 30, 2010 – $10,507,822] with an effective interest rate of 1.25%,  maturing on November 18, 2011.

Cash and cash equivalents consist of the following:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$

Cash	12,593,173	11,505,222
Cash equivalents	4,829,191	5,064,811
	17,422,364	16,570,033

6.           PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2011
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	251,215	181,923	69,292
Office equipment and furniture	151,079	113,235	37,844
Laboratory equipment	506,237	318,763	187,474
Leasehold improvements	271,996	166,025	105,971
	1,180,527	779,946	400,581

	June 30, 2010
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	357,808	280,688	77,120
Office equipment and furniture	182,198	131,718	50,480
Laboratory equipment	1,263,897	913,216	350,681
Leasehold improvements	271,996	144,640	127,356
	2,075,899	1,470,262	605,637

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

7.           INTANGIBLE ASSETS

Intangible assets consist of the following:
	June 30, 2011
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$
Technology and patents acquired from Protana	4,412,594	4,412,594	-
Technology, products and patents acquired from ENI	16,135,399	6,101,255	10,034,144
Patent portfolio	386,000	386,000	-
Compounds acquired from NeuroMedix	11,085,259	3,061,382	8,023,877
License acquired from Lilly (note 4)	1,055,900	70,835	985,065

	33,075,152	14,032,066	19,043,086

	June 30, 2010
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	-
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes	1,131,280	1,131,280	-
License acquired from Lilly (note 4)	1,055,900	18,039	1,037,861

	74,006,349	52,911,347	21,095,002

The amortization to be taken on intangible assets by fiscal year is as follows:
$
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
2016	1,779,296
Thereafter	10,146,606
19,043,086

The amortization of all intangible assets relates to the research and development efforts of the Company.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

During the year ended June 30, 2010, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized.  In addition, during 2010, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes.  As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes.  Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized in the year ended June 30, 2010.

8.           SHARE CAPITAL

[a]	Authorized

At June 30, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares.  The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]	Basic and diluted net income (loss) per common share

The weighted average number of common shares used in the computation of basic and diluted net income (loss) per common share for the year ended June 30, 2011 is 23,137,691 [year ended June 30, 2010 –23,137,059].

The outstanding options to purchase common shares of 1,549,101 [2010 - 2,070,127] are not included in the calculation of diluted earnings per share. Dilutive earnings per share reflect the dilutive effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the year ended June 30, 2011. As the average market price was below the exercise price for the year ended June 30, 2011 and losses were reported in the comparative year ended June 30, 2010, there is no dilutive effect of options.

[c]           Stock Options

			Weighted Average
			Exercise Price
	#	$	$
Stock options
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	-	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	-	2,183,455	-
Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	792,000	-	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iv]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	2,493,204	-
Stock options outstanding, June 30, 2011	1,549,101	2,790,478	5.57

[i]	The fair value of the stock options issued during the year ended June 30, 2011 is $1,868,700 [2010 - $80,800].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[ii]
During the year ended June 30, 2011, no stock options were exercised.  During the year ended June 30, 2010, 2,439 stock options were exercised.  These stock options had a recorded value of $11,414 and resulted in cash proceeds to the Company of $16,025.

[iii]
During the year ended June 30, 2011, 245,321 stock options expired unexercised [2010 – 12,221].  These expired stock options had a fair value of $1,208,532 which has been reclassified to contributed surplus [2010 –$86,591].

[iv]
During the year ended June 30, 2011, the Company’s management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested.  These forfeited options had a fair value of $5,831,674, of which $4,441,157 has previously been expensed and $1,390,517 has been included in stock option expense during the year ended June 30, 2011.  During fiscal 2011 an additional 7,150 options were forfeited.  These options had a fair value of $40,545 and were unvested at the date of forfeit.

During the year ended June 30, 2010, 14,249 stock options were forfeited.  These forfeited stock options had a fair value of $73,614 and all of these stock options were vested at the time of forfeiture.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2011 are $8,621,765 [June 30, 2010 - $22,353,269].

9.           STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance.  In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility.  The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors.  Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance.  Stock option grants are approved by the Board of Directors.  The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months.  The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant.  All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices.  The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan.  The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years.  Options granted prior to this date expire in 5 years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof.  The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares.  As at June 30, 2011, there are 772,658 options available for issuance under the Plan.  The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period.  The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2011 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

3.00-7.65	1,270,404	5.98	3.75	416,643	2.14	4.51
8.51-12.78	13,812	1.61	11.02	12,704	1.61	11.01
13.00-14.58	197,662	1.85	13.37	174,618	1.84	13.37
15.48-18.00	67,223	0.95	15.82	67,223	0.95	15.82
	1,549,101			671,188

A summary of options outstanding as at June 30, 2010 under the plans are presented below:
	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

3.42-7.65	665,736	2.34	4.97	443,811	1.44	5.43
8.51-12.78	72,278	0.78	11.55	65,953	0.60	11.59
13.00-14.58	1,113,224	2.83	13.30	671,728	2.82	13.27
15.48-18.00	218,889	2.01	15.59	217,652	2.01	15.57
	2,070,127			1,399,144

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

For the year ended June 30, 2011, total stock based compensation expense was $2,493,204 [2010 - $2,183,455], split between general and administrative expense of $1,789,797 [2010 - $1,513,404] and research and development of $703,407 [2010 - $670,051].

The fair value of options granted during fiscal 2011 is $1,868,700 [2010 - $80,800].  The fair value of the options at the date of grant for the year ended June 30, 2011 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years for options granted prior to December 7, 2010 and 8 years thereafter [2010 - 4 years], volatility between 0.778 and 0.840 [2010 – 0.844] risk free interest rate between 2.29% and 2.95% [2010 – 2.28%] and a dividend yield of 0% [2010 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2011 was $2.36 [2010 - $2.02].

As at June 30, 2011 and 2010, total compensation cost related to non-vested awards not yet recognized is $2,132,284 and $2,857,178, respectively.  The weighted average period over which it is expected to be recognized is 38 and 22 months respectively.

For fiscal 2011, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $5.57 and 5.2 years [2010 - $10.80 and 2.52 years].  The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $8.07 and 1.93 years [2010 - $11.06 and 2.15 years].

The intrinsic value of options exercised during fiscal 2011 is nil [2010 - $4,804] and the intrinsic value of options granted for fiscal 2011 and 2010 is nil.

10.           INCOME TAXES

[a]
As at June 30, 2011, the Company has total Canadian non-capital losses of approximately $54,200,000 [2010- $48,068,000] available for carryforward.   The non-capital losses will begin to expire as follows:

$

2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,072,000
2030	14,525,000
2031	5,427,000
54,200,000

As at June 30, 2011, the Company also has approximately $34,132,000 [2010 - $33,692,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income.  During fiscal 2011 the Company recorded $284,281 [2010 - $76,619] of refundable provincial ITCs which was recorded as a reduction to research and development, net.  The Company has approximately $7,720,000 [2010 - $7,795,000] in federal ITCs and $543,000 [2010 - $385,000] of non refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[b]  Significant components of the Company’s future tax assets and liabilities are as follows:

	2011	2010
	$	$

Future tax assets
Capital and intangible assets	1,910,797	2,955,259
Deferred revenue	-	5,179,938
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,572
Financing and share issuance costs	59,910	192,872
Loss on disposal of SCT shares	33,681	33,681
Total future tax assets	31,016,761	35,653,257
Future tax liabilities
Intangible assets	(3,085,405)	(4,445,015)
Leasehold inducement	(11,432)	(14,290)
Total future tax liabilities	(3,096,837)	(4,459,305)
	27,919,924	31,193,952
Less valuation allowance	(27,919,924)	(31,193,952)
Net future tax liability	—	—

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011	2010
	$	$

Tax expense (recovery) at combined federal and provincial rates of 29.25% (2010 – 32.50%)	3,774,123	(6,275,396)
Non-deductible permanent differences:
Stock-based compensation	729,262	709,623
Other permanent and non-deductible items	10,705	4,007
Future tax assets (recognized) not recognized for accounting	(4,514,090)	5,561,766
	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

11.           RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary.  Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 - $5,718] and are included in general and administrative expenses.  The balance owing at June 30, 2011 is nil and 2010 is $766.  In June, 2011, the Company entered into a six-month consulting agreement for US$150,000 with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.          CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2011	2010
	$	$

Due from Lilly	52,815	464,722
GST and other receivables	(82,791)	284,864
Investment tax credits receivable	(162,311)	786,744
Prepaid expenses and deposits	(201,782)	241,732
Accounts payable and accrued liabilities	(291,110)	(406,108)
Due to/from Elan	(853,933)	(1,019,048)
	(1,539,112)	352,906

Supplemental cash flow information

Interest paid	-	-
Income tax paid	-	-

13.           CONTINGENCIES AND COMMITMENTS

[a]
As at June 30, 2011, the Company is committed to aggregate expenditures of $9,000 [2010 -$6,000] under its collaboration agreements.  In addition, at June 30, 2011, the Company is committed to aggregate expenditures of approximately $1,231,000 [2010 - $555,000] for clinical and toxicity studies to be completed during fiscal 2012, approximately $598,000 [2010 - $561,000] for manufacturing agreements and approximately $128,000 for consulting and other agreements [2010 – nil].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[b]
The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015.  In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012.  Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2012	227,780
2013	219,282
2014	206,294
2015	206,294
2016	-
859,650

During the year, the rental expense for the various premises under operating leases was $550,314 [2010 - $594,690].

[c] The following commitments are associated with Waratah:

[i]	ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD-103) with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter.  Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[ii]	NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1.3 million.  In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology.  On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product.  After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

14.           GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.

15.           SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the year ended June 30, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.  All revenues recognized during the comparative year ended June 30, 2010 are from one partner, Lilly, a company based in the United States of America.

16.           CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies.  The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital.  The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets.  The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2011 from the previous fiscal year.

The Company has filed a preliminary short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs.  The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.  Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.  The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.  However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company.  When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

17.           FINANCIAL INSTRUMENTS

[a]	Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost.  The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	12,593,173	12,593,173
Cash equivalents	Held to maturity	4,829,191	4,829,306
Short term investments	Held to maturity	5,038,356	5,038,356
Accounts payable and accrued liabilities	Other liabilities	945,360	945,360

During the year ended June 30, 2010, the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements.   These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.  Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates.  Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.  This methodology of determining fair value would be classified as Level 2.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[b]  Financial risk management

The Company’s activities expose it to a variety of financial risks:  market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i]	Foreign exchange risk:

The Company operates in Canada and has relationships with entities in other countries.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.   The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at June 30, 2011 and June 30, 2010 are approximately:

	June 30,	June 30,
	2011	2010
	US$	US$

Cash and cash equivalents	7,134,877	2,790,726
Due from Lilly	-	49,610
Accounts payable and accrued liabilities	(150,049)	(347,552)
Due to Elan	-	(802,116)
	6,984,828	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations.  At June 30, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the year ended June 30, 2011 would have decreased by approximately $145,100.  Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the period would have increased by approximately $145,100.

[ii]  Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.  Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.  The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Based on the Company’s cash equivalents and short term investments at June 30, 2011, a 1% increase in market interest rates would increase the Company’s net income and comprehensive income by approximately $240,000.  Conversely, a 1% decrease in market interest rates would decrease the net income by eliminating the interest income recorded in the amount of $201,085.

Interest income from cash, cash equivalents and short term investments was $201,085 for the year ended June 30, 2011 [2010 - $199,733].

[iii]	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk at year end is the carrying value of its cash, cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher.  Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2011 cash, cash equivalents and short term investments are spread amongst four Canadian financial institutions.

[iv]	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet its liquidity requirements.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and short term investments have maturities less than one year.

At June 30, 2011 the Companies financial liabilities which include accounts payable and accrued liabilities are current and will be repaid within 1 to 3 months.

18.	CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a)	Consolidated statements of income (loss) and comprehensive income (loss):

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of income (loss) and comprehensive income (loss) for the year ended June 30, 2011 and 2010 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$

Net income (loss) in accordance with Canadian GAAP	12,902,984	(19,308,910)
Reversal of amortization of acquired technologies (d)	1,801,299	1,862,603
Reversal of impairment of intangible assets (d)	-	(1,055,900)
Expense intangibles acquired with respect to Lilly (d)	-	1,124,945
Adjustment to stock-based compensation expense for estimated forfeitures (e)	165,403	253,904

Net income (loss) and comprehensive income (loss) for the year in accordance with U.S. GAAP	14,869,686	(17,123,358)

The following table details the computation of U.S. GAAP basic and diluted income (loss) per share:

	2011	2010
	$	$

Net income (loss) and comprehensive income (loss) attributable to common shareholders:
Basic and diluted	14,869,686	(17,123,358)

Weighted average shares:
Basic and diluted	23,137,691	23,137,059

Net income (loss) and comprehensive income (loss) per share:
Basic and diluted	0.64	(0.74)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:

			Additional		Total
	Common shares		paid-in		shareholders'
	Number	Amount	capital	Deficit	equity
		$	$	$	$

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610
Exercise of stock options	2,439	27,439	(11,414)	-	16,025
Stock-based compensation	-	-	1,929,551	-	1,929,551
Net loss and comprehensive loss for the year ended June 30, 2010	-	-	-	(17,123,358)	(17,123,358)
Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	-	-	2,327,801	-	2,327,801
Net income and comprehensive income for the year ended June 30, 2011	-	-	-	14,869,686	14,869,686
Balance June 30, 2011	23,217,599	161,169,616	13,005,091	(151,029,392)	23,145,315

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30, 2011 and June 30, 2010:

	June 30, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Assets:

Current:
Cash and cash equivalents	17,422,364	17,422,364	16,570,033	16,570,033
Short term investments	5,038,356	5,038,356	10,507,822	10,507,822
Due from Lilly	-	-	52,815	52,815
GST and other receivables	155,477	155,477	72,686	72,686
Investment tax credits receivable	368,624	368,624	206,313	206,313
Prepaid expenses and deposits	751,000	751,000	549,218	549,218
	23,735,821	23,735,821	27,958,887	27,958,887
Property and equipment, net	400,581	400,581	605,637	605,637
Intangible assets (d)	19,043,086	-	21,095,002	250,617
	43,179,488	24,136,402	49,659,526	28,815,141

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	June 30, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Liabilities and shareholders' equity:

Current liabilities:
Accounts payable (g)	5,864	5,864	-	-
Accrued liabilities (g):
Research contracts	288,826	288,826	437,116	437,116
Professional services	194,352	194,352	230,655	230,655
Payroll and vacation	328,314	328,314	281,165	281,165
Facility closure	-	-	65,778	65,778
Capital tax and other	128,004	128,004	221,756	221,756
	945,360	945,360	1,236,470	1,236,470
Due to Elan	-	-	853,933	853,933

	945,360	945,360	2,090,403	2,090,403
Deferred revenue	-	-	20,719,750	20,719,750
Leasehold inducement	45,727	45,727	57,160	57,160
	991,087	991,087	22,867,313	22,867,313

Shareholders' equity:
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	11,840,574	11,281,099	4,800,368	4,240,893
Stock options	2,790,478	1,723,992	7,337,480	6,436,397
Deficit	(132,941,188)	(151,029,392)	(145,844,172)	(165,899,078)
	42,188,401	23,145,315	26,792,213	5,947,828
	43,179,488	24,136,402	49,659,526	28,815,141

(d)          Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs.  Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the comparative year ended June 30, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes.  The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.  During the same period, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio.  These assets were not capitalized under US GAAP and accordingly the impairment loss would not have been recognized under US GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

During the year ended June 30, 2011, the Company recorded $250,617 in amortization expense relating to intangible assets capitalized under U.S. GAAP [2010 - $711,915].  As the intangible assets capitalized under U.S. GAAP are fully amortized at June 30, 2011, the Company does not expect to recognize any additional amortization expense.

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur.  Under U.S. GAAP forfeitures must be estimated in advance.  The impact of estimating forfeitures in advance resulted in a $165,403 net reduction in compensation expense compared to Canadian GAAP for the year ended June 30, 2011 [2010 - $253,904].

(f)           Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. ASC Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. ASC Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of June 30, 2011, the gross unrecognized tax benefits was approximately $20,590,000 [June 30, 2010 – $20,590,000], all of which would impact the effective tax rate, if recognized.  As of June 30, 2011, taxation years subsequent to 1998 are open to examination by the major tax jurisdictions.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates.  U.S. GAAP does not permit the use of substantively enacted rates.  For the year ended June 30, 2011 and 2010, no differences were identified between substantively enacted rates and enacted rates.  Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP.  On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP.  This difference results in an additional future tax asset under U.S. GAAP.  Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

	2011	2010

Future tax assets:
Capital and intangible assets	$3,643,991	$3,738,269
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,573
Financing and share issuance costs	59,910	192,872
Deferred revenue	-	5,179,938
Loss on disposal of SCT shares	33,681	33,681
	32,719,955	36,436,268
Future tax liabilities:
Leasehold inducement	(11,432)	(14,290)
	32,738,523	36,421,978
Less valuation allowance	(32,738,523)	(36,421,978)
Net future tax asset	$–	$–

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011	2010
	$	$

Net income (loss) for the year in accordance with US GAAP	14,869,686	(17,123,358)
Tax expense (recovery) at combined federal and
provincial rates of 29.25% (2010 – 32.50%)	4,349,383	(5,565,091)
Non-deductible permanent differences:
Stock-based compensation	680,882	627,104
Other permanent and non-deductible items	10,705	4,007
Future tax assets (recognized) not recognized for accounting	(5,040,970)	4,933,980
	—	—

(g)           Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP.  Accounts payable and accrued liabilities include accruals of $939,496 and $1,236,470 respectively as at June 30, 2011 and 2010. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(h)	Cost of revenue:

U.S. GAAP requires that costs of $879,856 for the year ended June 30, 2011, relating to the Elan collaboration agreement be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

For the comparative year ended June 30, 2010, the Company incurred costs of $1,706,706 relating to the Lilly collaboration agreement. These costs are required to be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

(i)	Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010.   The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company’s consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS.  ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income (“OCI”) and total comprehensive income.  All non-owner changes in shareholders’ equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  Companies will no longer be permitted to present OCI in the statement of shareholder’s equity.  ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011.  The Company is currently evaluating the impact ASU 2011-05 will have on the Company’s consolidated financial statements.

19.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to confirm to the presentation of the 2011 consolidated financial statements.